Exhibit 99.1

Yalla Group Limited Announces Unaudited Third Quarter 2021 Financial Results

DUBAI, UAE, November 8, 2021 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the leading voice-centric social networking and entertainment platform in the Middle East and North Africa (MENA), today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter Ended September 30, 2021 Financial and Operating Highlights

•	Revenues were US$71.3 million in the third quarter of 2021, representing an increase of 110.8% from the third quarter of 2020.

•	Revenues generated from chatting services in the third quarter of 2021 were US$53.9 million.

•	Revenues generated from games services in the third quarter of 2021 were US$17.4 million.

•	Net income was US$25.3 million in the third quarter of 2021 and net margin was 35.5%, compared with net loss of US$31.0 million in the third quarter of 2020.

•	Non-GAAP net income[1] was US$33.2 million in the third quarter of 2021, representing an increase of 114.5% from the third quarter of 2020. Non-GAAP net margin was 46.6% in the third quarter of 2021.

•	Average MAUs[2] increased by 81.9% to 25.9 million in the third quarter of 2021 from 14.3 million in the third quarter of 2020.

•	The number of paying users[3] on our platform increased by 51.3% to 7.7 million in the third quarter of 2021 from 5.1 million in the third quarter of 2020.

[1]

Non-GAAP net income represents net income before share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

[2]

“Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our mobile applications at least once during a given period.

[3]

“Paying users” refers to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our platform at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free. “Registered users” refers to users who have registered accounts on our platform as of a given time; a registered user is not necessarily a unique user, however, as an individual may register multiple accounts on our platform, and consequently, the number of registered users we present in this press release may not equal the number of unique users who have registered on our platform as of a given time.

Key Operating Data	For the three months ended
	September 30, 2020	September 30, 2021

Average MAUs (in thousands)[4]	14,267	25,946
Yalla	5,500	9,470
Yalla Ludo	8,767	15,690
Yalla Parchis	—	786

Paying users (in thousands) [4]	5,074	7,677
Yalla	1,035	1,219
Yalla Ludo	4,039	6,159
Yalla Parchis	—	299

“We delivered another quarter of robust growth with excellent operating and financial results,” said Mr. Yang Tao, Founder, Chairman and Chief Executive Officer of Yalla. “We are happy to share with you that we are working on a cutting-edge social app, which will feature the first-ever social metaverse designed for the MENA region and may be made available to our users as early as the first quarter of 2022. These strategic initiatives enable us to meet the evolving online social networking needs of local users and foster synergies across all of Yalla’s social networking products. Yalla Parchis has also received positive feedback from the market since its launch and contributed 786,000 MAU for Yalla Group during the third quarter. Furthermore, we established Yalla Game, a holding subsidiary under Yalla Group, to focus on our mid-core and hard-core game distribution business in the MENA region. Our group’s MAUs continued to grow, up 81.9% year over year to 25.9 million, as we deepened our outreach activities and conducted effective and engaging marketing campaigns targeting the local culture. Growing user engagement on our platform propelled an increase in the number of paying users by 51.3% year over year to 7.7 million.

“We are delighted and proud to have won a prestigious Middle East Technology Excellence award in the “Gaming - Media & Entertainment” category, which is a testament to our technological achievements and a commendation of our leading social networking and entertainment ecosystem. As a company deeply rooted in the MENA region, we will continue to develop digital products tailored to the specific needs of local users and contribute to the development of the local digital economy,” concluded Mr. Yang.

[4]	Beginning in the fourth quarter of 2021, we will report our average MAUs and paying users at the Company level instead of by product, to better reflect our increasingly integrated product ecosystem.

“Yalla recorded remarkable operating and financial performance in the third quarter of 2021, with a rapidly expanding user base, outstanding operating efficiency and abundant cash reserves, underpinned by our unique market positioning,” said Ms. Karen Hu, Chief Financial Officer of Yalla. “We are pleased that our group’s total revenues grew by 110.8% year over year to US$71.3 million. We also maintained high profitability in the third quarter with a non-GAAP net margin of 46.6%, fueled by our strong monetization capabilities and disciplined SG&A spending. Going forward, we will continue to invest in innovative products and services to enhance our ecosystem and remain focused on our mission of building MENA’s most popular destination for online social networking and entertainment activities.”

Third Quarter 2021 Financial Results

Revenues

Our revenues were US$71.3 million in the third quarter of 2021, a 110.8% increase from US$33.8 million in the third quarter of 2020. The increase was primarily driven by the broadening of Yalla Group’s user base and monetization capability enhancements. Our average MAUs increased by 81.9% from 14.3 million in the third quarter of 2020 to 25.9 million in the third quarter of 2021. Another primary contributor to our solid revenue growth was the significant growth in the number of paying users, which increased from 5.1 million in the third quarter of 2020 to 7.7 million in the third quarter of 2021.

In the third quarter of 2021, our revenues generated from chatting services were US$53.9 million and our revenues generated from games services were US$17.4 million.

Costs and expenses

Our total costs and expenses were US$45.6 million in the third quarter of 2021, compared with US$64.7 million in the third quarter of 2020. The decrease was primarily due to less share-based compensation recognized during the third quarter of 2021, which was partially offset by the increase in costs and expenses due to our expanding business scale.

Our cost of revenues was US$23.4 million in the third quarter of 2021, compared with US$25.6 million in the third quarter of 2020.The decrease was mainly driven by lower share-based compensation expenses of US$1.3 million recognized during the third quarter of 2021, a 91.0% decrease from US$14.1 million in the third quarter of 2020, and partially offset by an increase in commission fees for third-party payment platforms resulting from our expanding business scale. Excluding share-based compensation expenses, cost of revenues as a percentage of our total revenues decreased from 34.1% in the third quarter of 2020 to 31.1% in the same period of 2021 due to continued optimization of our revenue mix which resulted in less increase in commission fees for third-party payment platforms.

Our selling and marketing expenses were US$11.0 million in the third quarter of 2021, compared with US$8.5 million in the same period last year. The increase was mainly driven by higher advertising and market promotion expenses led by our continued user acquisition efforts and expanding product portfolio, and partially offset by decreased share-based compensation expenses of US$1.8 million during the third quarter of 2021, compared with US$4.5 million in the third quarter of 2020. Excluding share-based compensation expenses, selling and marketing expenses as a percentage of our total revenues remained relatively stable at 12.9% in the third quarter of 2021.

Our general and administrative expenses were US$7.3 million in the third quarter of 2021, compared with US$28.9 million in the same period last year. The decrease was mainly driven by lower share-based compensation expenses of US$4.6 million recognized during the third quarter of 2021, an 82.9% decrease from US$27.1 million in the third quarter of 2020, and partially offset by an increase in salaries and other benefits for our general and administrative staff. This in turn was driven by an expansion of our general and administrative staff. Excluding share-based compensation expenses, general and administrative expenses as a percentage of our total revenues decreased from 5.3% in the third quarter of 2020 to 3.8% in the third quarter of 2021 due to economies of scale.

Our technology and product development expenses were US$3.9 million in the third quarter of 2021, compared with US$1.7 million in the same period last year. The increase was mainly driven by an increase in salaries and benefits for our technology and product development staff, and partially offset by decreased share-based compensation expenses of US$0.2 million during the third quarter of 2021, compared with US$0.8 million in the third quarter of 2020. Excluding share-based compensation expenses, technology and product development expenses as a percentage of our total revenues also increased from 2.6% in the third quarter of 2020 to 5.1% in the same period of 2021.

Operating income

Operating income was US$25.7 million in the third quarter of 2021, compared with an operating loss of US$30.9 million in the third quarter of 2020.

Non-GAAP operating income5

Non-GAAP operating income (which excluded share-based compensation expenses) in the third quarter of 2021 was US$33.6 million, a 116.2% increase from US$15.6 million in the same quarter last year.

Income tax expense

Our income tax expense was US$0.42 million in the third quarter of 2021, compared with US$0.11 million in the third quarter of 2020.

Net income

As a result of the foregoing, our net income was US$25.3 million in the third quarter of 2021, compared with net loss of US$31.0 million in the third quarter of 2020.

Non-GAAP net income6

Non-GAAP net income (which excluded share-based compensation expenses) in the third quarter of 2021 was US$33.2 million, a 114.5% increase from US$15.5 million in the same quarter last year.

[5]

Non-GAAP operating income represents operating income before share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

[6]

Non-GAAP net income represents net income before share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Net income per share

Basic and diluted net income per ordinary share were US$0.17 and US$0.14 in the third quarter of 2021, while basic and diluted net loss per ordinary share were both US$0.43 in the same period of 2020.

Non-GAAP net income per ordinary share7

Non-GAAP basic and diluted net income per ordinary share were US$0.22 and US$0.18 respectively in the third quarter of 2021, compared to US$0.20 for both in the same period of 2020.

Cash and cash equivalents

As of September 30, 2021, we had cash and cash equivalents of US$326.3 million, as compared to cash and cash equivalents of US$292.4 million as of June 30, 2021.

Share Repurchase Program

Pursuant to the 2021 Share Repurchase Program announced on May 21, 2021, in the third quarter, the company repurchased 1,042,985 American depositary shares (“ADSs”) representing 1,042,985 Class A ordinary shares from the open market with cash for an aggregate amount of approximately US$14.0 million.

Outlook

For the fourth quarter of 2021, the management of the Company currently expects revenues to be between US$67.0 million and US$72.0 million, which would represent an increase of approximately 38.6% to 48.9% from US$48.3 million for the fourth quarter of 2020.

[7]

Non-GAAP net income per ordinary share is non-GAAP net income attributable to ordinary shareholders of Yalla Group Limited, divided by weighted average number of basic and diluted share outstanding. Non-GAAP net income per share is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call on Monday, November 8, 2021 at 8:00 P.M. U.S. Eastern Time, Tuesday, November 9, 2021 at 5:00 A.M. Dubai Time, or Tuesday, November 9, 2021 at 9:00 A.M. Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003

International:	+1-412-317-6061

United Arab Emirates Toll Free:	80-003-570-3589

Mainland China Toll Free:	400-120-6115

Hong Kong Toll Free:	800-963-976

Access Code:	5970552

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.yallatech.ae/.

A replay of the conference call will be accessible until November 15, 2021, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529

International:	+1-412-317-0088

Access Code:	10161576

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted net income per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. We define non-GAAP net income attributable to ordinary shareholders as net income attributable to ordinary shareholders excluding share-based compensation. We define non-GAAP net income per ordinary share as non-GAAP net income attributable to ordinary shareholders of Yalla Group Limited, divided by weighted average number of basic and diluted share outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of GAAP and non-GAAP results is set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the leading voice-centric social networking and entertainment platform in the Middle East and Northern Africa (MENA). The Company’s flagship mobile application, Yalla, is specifically tailored for the people and local cultures of the region and primarily features Yalla rooms, a mirrored online version of the majlis or cafés where people spend their leisure time in casual chats. Voice chats are more suitable to the cultural norms in MENA compared to video chats. The Company strives to maintain users’ equal status on its platform, thereby encouraging all of them to freely communicate and interact with each other. The Company also operates Yalla Ludo, a mobile application featuring online versions of board games that are highly popular in MENA, such as Ludo and Domino. In-game real-time chats and Ludo chat room functions are popular social networking features among users. Through close attention to detail and localized appeal that deeply resonates with users, Yalla’s mobile applications deliver a seamless user experience that fosters a loyal sense of belonging, creating a highly devoted and engaged user community.

For more information, please visit: http://ir.yallatech.ae/

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yallatech.ae

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2020	September 30, 2021
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	236,883,282	326,309,156
Short-term investments	766,295	2,767,238
Prepayments and other current assets	15,725,424	17,045,233

Total current assets	253,375,001	346,121,627
Non-current assets
Property and equipment, net	1,241,756	1,900,009
Other assets	—	200,000

Total assets	254,616,757	348,221,636

LIABILITIES
Current liabilities
Accounts payable	1,573,784	3,384,058
Deferred revenue	13,359,827	22,466,705
Accrued expenses and other current liabilities	6,148,486	11,294,779

Total current liabilities	21,082,097	37,145,542

Total liabilities	21,082,097	37,145,542

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	11,920	12,420
Class B Ordinary Shares	2,473	2,473
Treasury stock	—	(22,289,100)
Additional paid-in capital	220,623,005	257,012,036
Accumulated other comprehensive income	373,989	277,999
Retained earnings	12,523,273	76,060,266

Total shareholders’ equity	233,534,660	311,076,094

Total liabilities and shareholders’ equity	254,616,757	348,221,636

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended			Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021
	US$	US$	US$	US$	US$
Revenues	33,826,313	66,620,081	71,308,909	86,583,940	205,578,084
Costs and expenses
Cost of revenues	(25,608,476)	(23,801,291)	(23,414,397)	(42,841,820)	(71,216,160)
Selling and marketing expenses	(8,533,096)	(9,759,209)	(10,968,881)	(14,080,556)	(29,087,494)
General and administrative expenses	(28,891,880)	(11,097,857)	(7,328,752)	(31,625,723)	(30,140,348)
Technology and product development expenses	(1,698,495)	(3,167,186)	(3,859,988)	(3,586,659)	(10,369,733)

Total costs and expenses	(64,731,947)	(47,825,543)	(45,572,018)	(92,134,758)	(140,813,735)
Operating income (loss)	(30,905,634)	18,794,538	25,736,891	(5,550,818)	64,764,349
Interest income	22,199	27,622	40,196	189,131	76,663
Government grant	8,325	—	—	93,650	13,809
Investment income (loss)	3,946	(61,109)	(33,383)	12,047	(92,330)

Income (loss) before income taxes	(30,871,164)	18,761,051	25,743,704	(5,255,990)	64,762,491
Income tax expense	(109,112)	(379,810)	(417,716)	(529,654)	(1,225,498)

Net income	(30,980,276)	18,381,241	25,325,988	(5,785,644)	63,536,993

Accretion of redeemable convertible preferred shares	(541,568)	—	—	(1,577,026)	—
Dividends distributed to redeemable convertible preferred shareholders	—	—	—	(3,704,083)	—

Net income (loss) attributable to ordinary shareholders	(31,521,844)	18,381,241	25,325,988	(11,066,753)	63,536,993

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS (CONTINUED)

	Three Months Ended			Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021
	US$	US$	US$	US$	US$
Net income (loss) per ordinary share
——Basic	(0.43)	0.12	0.17	(0.10)	0.43
——Diluted	(0.43)	0.10	0.14	(0.10)	0.35

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing earnings per ordinary share
——Basic	74,153,030	148,250,483	149,873,794	73,648,818	148,481,158
——Diluted	74,153,030	182,412,439	180,232,792	73,648,818	180,896,786

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021
	US$	US$	US$	US$	US$

Cost of revenues	14,058,822	1,692,114	1,265,422	14,058,822	4,667,110
Selling and marketing expenses	4,484,516	3,228,042	1,768,260	4,484,516	8,224,344
General and administrative expenses	27,111,157	8,703,238	4,632,605	27,111,157	22,039,709
Technology and product development expenses	803,977	131,784	216,047	803,977	481,662

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021
	US$	US$	US$	US$	US$

Operating income (loss)	(30,905,634)	18,794,538	25,736,891	(5,550,818)	64,764,349
Share-based compensation expenses	46,458,472	13,755,178	7,882,334	46,458,472	35,412,825

Non-GAAP operating income	15,552,838	32,549,716	33,619,225	40,907,654	100,177,174

Net income (loss)	(30,980,276)	18,381,241	25,325,988	(5,785,644)	63,536,993
Share-based compensation expenses	46,458,472	13,755,178	7,882,334	46,458,472	35,412,825

Non-GAAP net income	15,478,196	32,136,419	33,208,322	40,672,828	98,949,818

Net income (loss) attributable to ordinary shareholders	(31,521,844)	18,381,241	25,325,988	(11,066,753)	63,536,993
Share-based compensation expenses	46,458,472	13,755,178	7,882,334	46,458,472	35,412,825

Non-GAAP net income attributable to ordinary shareholders	14,936,628	32,136,419	33,208,322	35,391,719	98,949,818

Non-GAAP net income per ordinary share
——Basic	0.20	0.22	0.22	0.53	0.67
——Diluted	0.20	0.18	0.18	0.53	0.55

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing earnings per ordinary share
——Basic	74,153,030	148,250,483	149,873,794	73,648,818	148,481,158
——Diluted	74,153,030	182,412,439	180,232,792	73,648,818	180,896,786